UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022 (Report No. 4)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Annual Genal Meeting of Shareholders

On March 31, 2022, Maris-Tech Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1 To approve terms of compensation of the Company’s Chief financial Officer, Mr. Nir Busy.

Proposal No. 2 To approve to amend and restate the Company’s Articles of Association.

At the Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

Amended and Restated Articles of Association

Attached hereto as Exhibit 99.1 is the Company’s Amended and Restated Articles of Association, which reflects the approval of Proposal No. 2 above.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-262910), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Amended and Restated Articles of Association of Maris-Tech Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: April 1, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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